02 SEP 23 AM :' 30

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

19 September 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Resignation as Director forms 288b for Jonathan Harris
  Radar Research Limited – 3980540

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

- Annual reports for the following

Customer Satisfaction Surveys Limited	2033151
Media Vision Research Limited	2711063
Professional Perspectives Limited	629357
Taylor Nelson Sofres Trustees Limited	3014589
Warebourne Limited	865885

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

F:\users\legal\cherylb\securities\020920 288_ar.doc

dlw 9/23

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\securities\020920 288_ar.doc

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3980540

Company Name in full Radar Research Limited

	Day	Month	Year
Date of termination of appointment	2 1	0 8	2 0 0 2

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Jonathan

Surname: Harris

	Day	Month	Year
†Date of Birth	1 0	0 2	1 9 5 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17/9/02

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, TNS plc, Westgate
London W5 1UA

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

17 September 2002

Dear Sir/Madam

Radar Research Limited Registered No 3980540
Terminating appointment as director – form 288b: Jonathan Harris

I attach completed and duly signed form 288b in connection with the above-named company. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\legal\judi_g\general3\296let.doc

TAYLOR NELSON SOFRES PLC
Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies .
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

17 September 2002

Dear Sir/Madam

Company name	Registered no.
Customer Satisfaction Surveys Limited	2033151
Media Vision Research Limited	2711063
Professional Perspectives Limited	629357
Taylor Nelson Sofres Trustees Limited	3014589
Warebourne Limited	865885

I enclose one copy annual report for the **year ended 31 December 2001** in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 646 885 3043

f:\users\legal\judi_g\general3\297let.doc

Customer Satisfaction Surveys Limited

Report and accounts

for the year ended

31 December 2001

Reg No 2033151

Customer Satisfaction Surveys Limited

Report and accounts

For the year ended 31 December 2001

The directors present their report together with the financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2001 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company at 31 December 2001, all of whom have been directors for the whole of the year ended on that date, are listed below:

A B Cowling
H R Stammers
D Lowden

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Stammers holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2001	Granted	Sold/ Exercised	At 31 Dec 2001
	No.	No.	No.	No.
Ordinary shares	847,672	-	-	847,672
Long-term incentive plan - share options	600,000	-	-	600,000

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the board

PSK Wright

P S K Wright
Company Secretary
Westgate, London W5 1UA
5 September 2002

Customer Satisfaction Surveys Limited

Balance sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Current assets		**-**	-
Creditors: amounts falling due within one year	2	**(20,657)**	(20,657)
Net assets		**(20,657)**	(20,657)
Capital and reserves			
Called up share capital	3	**100**	100
Profit and loss account	4	**(20,757)**	(20,757)
Shareholders' funds	4	**(20,657)**	(20,657)

For the year ended 31 December 2001 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

A B Cowling
Chairman

Customer Satisfaction Surveys Limited

Notes to the financial statements

For the year ended 31 December 2001

1. Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2001	2000
	No.	No.
Directors	-	4
Other	-	-
	-	4

2. Creditors: Amounts falling due within one year

	2001	2000
	£	£
Amounts owed to group undertakings	**20,657**	20,657

3. Called up Share Capital

	2001	**2000**
	£	**£**
Authorised		
100,000 Ordinary shares of £1 each	**100,000**	100,000
Issued and fully paid		
100 Ordinary shares of £1 each	**100**	100

4. Reconciliation of movements in shareholders' funds

	Share capital	Profit & Loss account	Total
	£	£	£
At 1 January 2001	100	(20,757)	(20,657)
Retained loss for the year	-	-	-
At 31 December 2001	**100**	**(20,757)**	**(20,657)**

5. Related party transactions

Customer Satisfaction Surveys Limited is a wholly owned subsidiary whose parent is Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Customer Satisfaction Surveys Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

Prior to acquisition on 22 January 1999, Customer Satisfaction Surveys Limited had no purchases or sales transactions with Taylor Nelson Group Limited, its immediate parent undertaking.

6. Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres Group Limited. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Media Vision Research Limited

Report and accounts

for the year ended

31 December 2001

Reg No 2711063

Media Vision Research Limited

Report and accounts

For the year ended 31 December 2001

The directors present their report together with the audited financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2001 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company during the year were as follows:

A B Cowling
P S Wright

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2001	**Granted**	**Sold/ Exercised**	**At 31 Dec 2001**
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Media Vision Research Limited

Director's report

For the year ended 31 December 2001

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the board

P S K Wright

Company Secretary

5 September 2002

Media Vision Research Limited

Balance sheet

As at 31 December 2001

	Notes	2001	2000
		£000	£000
Current assets			
Debtors	**4**	**22**	22
		22	22
Creditors: amounts falling due within one year			-
Net assets		**22**	22
Capital and reserves			
Called up share capital	**5**	**1**	1
Share premium account	**6**	**45**	45
Profit and loss account	**6**	**(24)**	(24)
Shareholders' funds	**7**	**22**	22

For the year ended 31 December 2001 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 7 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention.

2 Directors' emoluments

No director received any remuneration for their services during the year (2000 - £Nil)

3 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2001	2000
	No.	No.
Directors	-	2
	-	2

Employment costs comprised:	£'000	£'000
Wages and salaries	-	-
Social security costs	-	-
	-	-

4 Debtors

	2001	2000
	£000	£000
Amounts due from group undertakings	22	22
	22	22

5 Called up share capital

	2001	2000
	£	£
Authorised		
24,500 Ordinary shares of 10p each	2,450	2,450
5,000 Deferred shares of 10p each	500	500
5,500 Preference shares of 10p each	550	550
	3,500	3,500
Allotted, called up and fully paid		
11,515 Ordinary shares of 10p each	1,151	1,151
600 Deferred shares of 10p each	60	60
500 Preference shares of 10p each	50	50
	1,261	1,261

The aggregate number of votes attaching to the preference shares shall be equal to 25% of the aggregate nominal value of the issued shares of the company of all classes irrespective of the number of preference shares then in issue. In the event of the winding-up of the company and a distribution being made to shareholders, the first £25,000 of such distribution shall be paid to the holders for the time being of preference shares, irrespective of the number of preference shares then in issue. There are no dividends payable associated with these shares.

6 Reserves

	Share Premium account	Profit and Loss account	Total
	£000	**£000**	**£000**
Balance at 1 January 2001	45	(24)	21
Profit for the year	-	-	-
Balance at 31 December 2001	**45**	**(24)**	**21**

7 Reconciliation of movements in shareholders' funds

	31 Dec 2001	31 Dec 2000
	£000	£000
Opening shareholders' funds	**22**	22
Closing shareholders' funds	**22**	22
Equity	**22**	22
Non-equity	**-**	-
	22	22

8 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres Group Limited. The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Professional Perspectives Limited

Report and accounts

For the year ended

31 December 2001

Reg No 629357

Professional Perspectives Limited

Directors' report

For the year ended 31 December 2001

The directors present their report together with the financial statements sheet for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company at 31 December 2001, both of whom have been directors for the whole of the year ended on that date, are listed below:

A B Cowling (Chairman)
P S Wright

3 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson AGB plc, and his interests in the shares of Taylor Nelson AGB plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2001	**Granted**	**Sold/ Exercised**	**At 31 Dec 2001**
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

By order of the board

P S Wright

Company Secretary
Westgate, London W5 1UA
5 September 2002

Professional Perspectives Limited

Balance sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Capital and reserves			
Called up share capital	2	**2,140,264**	2,140,264
Profit and loss account		**(2,140,264)**	(2,140,264)
		-	-

The company was dormant within the meaning of Section 250 of the Companies Act 1985 throughout the year ended 31 December 2001.

The financial statements on pages 3 and 4 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

A B Cowling

Chairman

Professional Perspectives Limited

Notes to the financial statements

For the year ended 31 December 2001

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2001	2000
Authorised	**£**	£
2,129,164 ordinary shares of £1 each	**2,129,164**	2,129,164
55,000 ordinary shares of 1p each	**550**	550
55,000 deferred shares of £1 each	**55,000**	55,000
	2,184,714	2,184,714
Allotted, called up and fully paid		
2,084,714 ordinary shares of £1 each	**2,084,714**	2,084,714
55,000 ordinary shares of 1p each	**550**	550
55,000 deferred shares of £1 each	**55,000**	55,000
	2,140,264	2,140,264

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, AGB House, Westgate, London W5 1UA.

Taylor Nelson Sofres Trustees Limited

Report and accounts

for the year ended

31 December 2001

Reg No 3014589

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2001

The directors present their report together with the financial statements for the year ended 31 December 2001.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to Taylor Nelson Sofres plc Pension Plan (1), Taylor Nelson Sofres plc Pension Plan (2), Taylor Nelson Sofres plc Pension Plan (3), Taylor Nelson Sofres plc Pension Plan (4), Taylor Nelson Research Staff Pension Plan and the Group Death in Service Insurance Scheme.

2 Directors

The directors of the company at 31 December 2001 are as follows:

A B Cowling (Chairman)
D J Addis
M L Petch
L R Taylor
E Hoefling (appointed 18 July 2001)

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Hoefling, Mr Taylor and Mr Petch hold interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2001	Granted	Sold/ Exercised	At 31 Dec 2001
E Hoefling	No.	No.	No.	No.
Ordinary shares	500	-	-	500
Executive share option plan	40,000	30,000	-	70,000
L R Taylor				
Ordinary shares	28,640	-	-	28,640
M L Petch				
Executive share option plan	-	60,000	-	60,000
Long-term incentive plan - share options	300,000	-	300,000	-

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board

PSKWright

P S K Wright

Company Secretary
Westgate, London W5 1UA
5 September 2002

Taylor Nelson Sofres Trustees Limited

Balance sheet

As at 31 December 2001

	Notes	**2001**	2000
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
		1	1

The company was dormant within the meaning of Section 250 of the Companies Act 1985 throughout the year ended 31 December 2001.

The financial statements on pages 3 and 4 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

A B Cowling

Chairman

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2001	2000
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Warebourne Limited

Report and accounts

For the year ended

31 December 2001

Reg No 865885

Warebourne Limited

Directors' report

For the year ended 31 December 2001

The directors present their report together with the financial statements for the year ended 31 December 2001

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company at 31 December 2001, both of whom have been directors for the whole year ended on that date, are as follows:

A B Cowling (Chairman)
P S Wright

3 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2001	Granted	Sold/ Exercised	At 31 Dec 2001
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Warebourne Limited

Directors' report

For the year ended 31 December 2001

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

By order of the board

P SK Wright

Company Secretary
Westgate, London W5 1UA
5 September 2002

Warebourne Limited

Balance sheet

As at 31 December 2001

	Notes	2001	2000
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**40,800**	40,800
Net assets		**40,800**	40,800
Capital and reserves			
Called up share capital	2	**38,619**	38,619
Other reserves	3	**2,181**	2,181
		40,800	40,800

The company was dormant within the meaning of Section 250 of the Companies Act 1985 throughout the year ended 31 December 2001

The financial statements on pages 3 to 4 were approved by the board of directors on 5 September 2002 and were signed on its behalf by:

A B Cowling

Chairman

Warebourne Limited

Notes to the financial statements

For the year ended 31 December 2001

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and according to applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2001	2000
Authorised	**£**	£
45,000 ordinary shares of £1 each	**45,000**	45,000
Allotted, called up and fully paid		
38,619 ordinary shares of £1 each	**38,619**	38,619

3 Other reserves

	2001	2000
	£	£
Capital redemption reserve	**2,181**	2,181

4 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, AGB House, Westgate, London W5 1UA.